UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 4, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AGA COMPLETES ACQUISITION OF NEVADA PROPERTIES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI COMPLETES ACQUISITION OF NEVADA PROPERTIES FROM COEUR MINING

Further to the announcement of 19 September 2022, AngloGold Ashanti is pleased to announce that the various conditions to the acquisition by AngloGold Ashanti of Coeur Sterling, Inc., which owns neighbouring properties to AngloGold Ashanti’s properties in the Beatty district of southern Nevada, have been satisfied and the transaction has now closed.

AngloGold Ashanti has paid the closing consideration of $150 million to Coeur Mining, Inc. and will now incorporate the Coeur Sterling properties into its plans to realise the potential of the Beatty district as a new gold production centre for the Company.
ENDS

4 November 2022
Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS

Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website:

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2022
AngloGold Ashanti Limited
By: /s/ _ LM GOLIATH
Name: LM Goliath
Title: Company Secretary